Exhibit 99.3

Please read the accompanying Management Information Circular / Proxy Statement and the instructions attached hereto carefully before completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF

COMMON SHARES OF GRANITE REAL ESTATE INC.

This Letter of Transmittal is for use by registered holders (“Shareholders”) of common shares (“Granite Common Shares”) of Granite Real Estate Inc. (“Granite” or the “Company”) in connection with the proposed plan of arrangement (the “Arrangement”) under the Business Corporations Act (Québec) providing for the conversion of the Company from a corporate structure to a “stapled unit” real estate investment trust (“REIT”) structure.

Shareholders are referred to the management information circular/proxy statement (the “Circular”) dated October 11, 2012 in connection with a special meeting of shareholders of the Company (the “Meeting”) to be held on Thursday, November 15, 2012, and any adjournment(s) or postponement(s) thereof, that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the respective meanings set out in the Circular.

This Letter of Transmittal, properly completed and duly executed, together with all other required documentation, must accompany all certificate(s) representing Granite Common Shares deposited for exchange pursuant to the Arrangement and must be delivered in person or by courier or sent by registered mail to the depositary, Computershare Investor Services Inc. (the “Depositary”), at the address set forth in this Letter of Transmittal. The Depositary or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal. Additional forms are available by contacting the Depositary.

TO:	GRANITE REAL ESTATE INC.
AND TO:	GRANITE REAL ESTATE INVESTMENT TRUST (“Granite REIT”)
AND TO:	GRANITE REIT INC. (“Granite GP”)
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its address set out herein.

PART 1

SHARES TRANSMITTED

The undersigned hereby delivers, for exchange upon the Arrangement becoming effective, the enclosed certificate(s) for Granite Common Shares, details of which are as follows:

Certificate Number(s)	Name in Which Certificate is Registered	Number of Granite Common Shares Deposited

TOTAL:

(If space is insufficient, please attach a separate list in the above form)

The above-listed share certificate(s) are hereby surrendered in exchange for certificate(s) representing stapled units each consisting of one unit of Granite Real Estate Investment Trust and one common share in the capital of Granite REIT Inc. (a “Stapled Unit”) on the basis of one (1) Stapled Unit for every one (1) Granite Common Share, as set forth in the Circular.

The undersigned hereby represents and warrants that the undersigned has good and sufficient authority to sell, surrender, assign and transfer the Granite Common Shares represented by the enclosed certificate(s) and has good title to the Granite Common Shares represented by the certificate(s), free from all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons together with all rights and benefits arising therefrom.

Unless otherwise indicated in this Letter of Transmittal (in which case issuance and delivery should be made in accordance with those instructions), the certificate(s) representing Stapled Units should be issued in the name of the undersigned and forwarded to the undersigned at the address specified herein (or if no such address is provided, to the latest address of record on the securities register of the Company). If the Arrangement is not completed, certificate(s) delivered hereunder, or replacement certificate(s), and all other ancillary documents will be returned to the undersigned in accordance with the instructions below.

PART 2

GENERAL

The undersigned, by execution of this Letter of Transmittal, hereby covenants, represents and warrants that: (a) the undersigned, or the person on whose behalf the enclosed certificate(s) for Granite Common Shares are being surrendered, has good title to and is the beneficial owner of the Granite Common Shares represented by the share certificate(s) indicated in the table in Part 1 above; (b) such Granite Common Shares are held by the undersigned, or by such person, free and clear of all mortgages, liens, restrictions, charges, encumbrances, pledges, hypothecations, security interests, claims, equities, adverse interests and rights of others whatsoever; (c) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to surrender the enclosed certificate(s) for such Granite Common Shares and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Granite Common Shares to any other person; (d) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to completion of the Arrangement, the undersigned will not, prior to such time, transfer or permit to be transferred any such Granite Common Shares held by the undersigned; and (e) all information inserted into this Letter of Transmittal by or on behalf of the undersigned is accurate and all representations and warranties of the undersigned given in this Letter of Transmittal will be true and correct immediately prior to the Effective Time as if made at and as of that time and the undersigned undertakes to notify the Depositary immediately of any change in any representation, warranty or other information relating to the undersigned set forth herein which takes place prior to the Effective Time.

The undersigned acknowledges and agrees that: (a) all covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Arrangement; (b) all authority herein conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned, as the case may be; and (c) all questions as to validity, form, eligibility (including time of receipt) and acceptance of any Granite Common Shares surrendered in connection with the Arrangement shall be determined by the Company, Granite REIT and Granite GP in their sole discretion and that such determination shall be final and binding and the undersigned acknowledges that there is no duty or obligation upon the Company, Granite REIT and Granite GP, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Granite Common Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned acknowledges that, upon the Arrangement becoming effective, all the right, title and interest of such holder in such Granite Common Shares will be cancelled in consideration for Stapled Units, in accordance with the terms of the Arrangement. The certificate(s) representing Granite Common Shares described above under “Shares Transmitted” are enclosed and the undersigned hereby irrevocably transmits such certificate(s) to be dealt with in accordance with this Letter of Transmittal. It is understood that upon: (i) receipt of this Letter of Transmittal (together with such other documents as may be required); (ii) receipt of the certificate(s) described above; and (iii) completion of the Arrangement, the Depositary will, as soon as practicable, cancel the certificate(s) described above, and send to the registered holder of such Granite Common Shares, or such other person designated below, the Stapled Units that such person is entitled to in accordance with the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal or a proxy granted for use at the Meeting to be held to consider the Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Granite Common Shares being deposited. No subsequent authority, other than a proxy granted for use at the Meeting to be held to consider the Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Granite Common Shares.

By reason of the use by the undersigned of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn up exclusively in the English language. De par l’utilisation de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tous les contrats dont atteste l’arrangement, tel qu’il est accepté au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

PART 3

REGISTRATION AND DELIVERY INSTRUCTIONS

Upon receipt and deposit of: (i) this Letter of Transmittal, properly completed and signed; (ii) certificate(s) representing the Granite Common Shares to be exchanged; and (iii) any other required documentation which may be specified by the Depositary, and following the Effective Date of the Arrangement, Stapled Units to which the undersigned is entitled will be registered, and certificate(s) for such Stapled Units to which the undersigned is entitled will be delivered, by the Depositary or its agent to the address shown in Box A below, or if Box B below is completed, to the address shown in Box B or, if Box C below is completed, will be held for pick up at the Toronto office of the Depositary. In each case, the certificate(s) representing the Stapled Units will be registered in the name shown in Box A below.

The undersigned instructs the Depositary to mail the certificates representing Stapled Units, as soon as practicable after the Effective Date, by mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificate(s) for pick-up in accordance with the instructions given in Box C below. If the Arrangement is not completed, the deposited Granite Common Shares and all other ancillary documents will be returned by mail, postage prepaid, to the undersigned in accordance with the instructions in the preceding sentence. The undersigned recognizes that the Company has no obligation pursuant to the instructions given below to transfer any of the undersigned’s Granite Common Shares if the Arrangement is not completed.

Please carefully review the Instructions below before completing the following information:

BOX A: REGISTRATION INSTRUCTIONS
Register Stapled Units and issue certificates in the name indicated to the right hereof and enter the address indicated to the right hereof in the applicable register.	Name (Please print or type)

Street Address and Number

City/Province or State/Country/Postal or Zip Code

Daytime Telephone Number

BOX B: SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if certificates for Stapled Units are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A. Mail to the name and address indicated to the right hereof:

Name (Please print or type)

Street Address and Number

City/Province or State/Country/Postal or Zip Code

Daytime Telephone Number

BOX C: SPECIAL PICK-UP INSTRUCTIONS If you wish to pick-up your certificate(s) from the Toronto office of the Depositary, please so indicate by selecting the box to the right hereof:	☐ Please hold my certificate(s) representing Stapled Units and I will arrange to have same picked-up directly from the Toronto office of the Depositary.

BOX D: TAXPAYER IDENTIFICATION NUMBER U.S. residents/citizens must provide their Taxpayer Identification Number (Taxpayer Identification Number).	If you are a U.S. shareholder or are acting on behalf of a U.S. shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 6 for further details.

BOX E: U.S. SHAREHOLDERS

Indicate whether or not you are a U.S. shareholder, are acting on behalf of a U.S. shareholder, or have a U.S. address:

☐	The person signing this Letter of Transmittal represents that it is not a U.S. shareholder, is not acting on behalf of a U.S. shareholder and does not have a U.S. address; or

☐	The person signing this Letter of Transmittal represents that it is a U.S. shareholder, is acting on behalf of a U.S. shareholder or has a U.S. address.

If you are (i) a U.S. shareholder, (ii) are acting on behalf of a U.S. shareholder, or (iii) have a U.S. address, then in order to avoid backup withholding you must complete the substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding, as provided in Instruction 6, below. If you require a Form W-8, please contact the Depositary.

Signature guaranteed by
(if required under Instruction 3):	Dated:

Authorized Signature	Signature of Shareholder or Authorized Representative
(see Instruction 2)

Name of Guarantor (please print or type)	Name of Shareholder
(please print or type)

Address (please print or type)	Name of Authorized Representative
(please print or type, if applicable)
(please print or type)

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY
SUBSTITUTE FORM W-9

Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR
Payer’s Request for Taxpayer Identification Number and Certification	Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.	Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here:

Name

Business Name
Please Check Appropriate box for U.S. tax:
☐ Individual/Sole Proprietor	☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate
☐ Limited liability company (Enter the tax classification: S = S corporation; C = corporation; P = partnership)
☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. citizen or other U.S. person (defined below).

Signature: Date:

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature: Date:

DEFINITION OF A U.S. PERSON: For federal tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

PART 4

INSTRUCTIONS

1. Use of Letter of Transmittal and Election Form

In order to exchange certificates representing Granite Common Shares for certificates representing Stapled Units on the completion of the Arrangement, Shareholders must deposit with the Depositary this Letter of Transmittal (or a manually executed facsimile hereof), properly completed and duly executed, together with accompanying certificate(s) representing Granite Common Shares and all other documents required by the Company and the Depositary at the offices of the Depositary specified on this Letter of Transmittal.

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Granite Common Shares and all other requisite documents is at the option and sole risk of the person delivering the same, and delivery will be deemed to be effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the offices of the Depositary specified in this Letter of Transmittal. Alternatively, if sent by mail, registered mail with return receipt is recommended. Shareholders whose Granite Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder for information about how the exchange of their Granite Common Shares will be effected.

A SHAREHOLDER SHOULD NOT COMPLETE THIS LETTER OF TRANSMITTAL AND DELIVER IT TOGETHER WITH SUCH SHAREHOLDER’S CERTIFICATE(S) REPRESENTING GRANITE COMMON SHARES IN THE MANNER DESCRIBED HEREIN IF SUCH SHAREHOLDER INTENDS TO EXERCISE THE RIGHTS DESCRIBED UNDER THE HEADING “RIGHTS OF DISSENTING SHAREHOLDERS” IN THE CIRCULAR.

2. Signing this Letter of Transmittal

(a) This Letter of Transmittal must be duly completed and signed by the Shareholder or by the Shareholder’s duly authorized representative. If signed by the registered Shareholder, the signature must correspond in every respect with the name of the registered Shareholder appearing on the face of the certificate(s) representing Granite Common Shares, without any change whatsoever. Granite Common Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by any form of transfer other than this Letter of Transmittal itself executed in accordance with this Instruction 2.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying Granite Common Share certificate(s), or if certificate(s) representing Stapled Units issuable in exchange for Granite Common Shares are to be issued to a person other than the registered owner(s) of the accompanying Granite Common Share certificate(s):

(i) such accompanying Granite Common Share certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the accompanying Granite Common Share certificate(s) and must be guaranteed as noted in Instruction 3.

(c) If the Granite Common Shares transmitted hereby are held of record by two or more joint owners, both or all such joint owners must sign this Letter of Transmittal. If any transmitted Granite Common Shares are registered in different names (e.g. “John Doe” and “J. Doe”), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

(d) Where this Letter of Transmittal is executed on behalf of a corporation, partnership or association, by an agent, executor, administrator, trustee, guardian or by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of the Company, Granite REIT, Granite GP or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

3. Guarantee of Signatures

(a) A signature guarantee on this Letter of Transmittal is not required if: (i) this Letter of Transmittal is signed by the registered holder of the Granite Common Shares transmitted by this Letter of Transmittal; or (ii) the Granite Common Shares are transmitted by an Eligible Institution (as defined below). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required).

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Granite Common Shares or if the Arrangement is not completed and the Granite Common Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Granite Common Shares, or if certificate(s) representing Stapled Units issuable in exchange for Granite Common Shares are to be issued to, or registered in the name of a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Granite’s registrar and the Depositary, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

(c) An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), members of these programs usually being members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers and/or banks and trust companies in the United States.

4. Delivery of Letter of Transmittal and Share Certificates

Certificate(s) representing all Granite Common Shares submitted, as well as a properly completed and duly executed Letter of Transmittal in the appropriate form and all other required documents, must be delivered to the Depositary at one of the addresses set forth on the back page of this Letter of Transmittal.

5. Lost Certificates

If a Granite Common Share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements and assist in making the necessary arrangements to establish proper entitlement (which may include an affidavit and a bonding requirement).

6. Substitute Form W-9 — U.S. Shareholders

In order to avoid “backup withholding” of United States income tax on payments made on the Granite Common Shares, a Shareholder that is a U.S. holder (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on the Substitute Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Granite Common Shares may be subject to backup withholding of 28%. For the purposes of this Letter of Transmittal, a “U.S. holder” means: a beneficial owner of Granite Common Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A Shareholder that is a U.S. holder should consult his or her tax advisor as to the shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

The TIN for an individual United States citizen or resident is the individual’s social security number. If Granite Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

The “Awaiting TIN” box of the substitute Form W-9 may be checked if a Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the “Awaiting TIN” box is checked, the Shareholder that is a U.S. holder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If a Shareholder that is a U.S. holder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN within 60 days, such Shareholder will be subject to backup withholding at a rate of 28% until a TIN is provided.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Non-U.S. holders receiving payments in the U.S. and non-U.S. holders that have a U.S. address, but are not considered U.S. holders, should return a completed Form W-8BEN, a copy of which is available from the Depositary upon request.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY GRANITE TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; AND (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE ARRANGEMENT; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

7. Miscellaneous

(a) No alternative, conditional or contingent surrender of Granite Common Shares will be accepted. All surrendering Shareholders waive any right to receive any notice of acceptance of Granite Common Shares by executing this Letter of Transmittal (or a manually executed facsimile hereof).

(b) It is strongly recommended that, prior to completing this Letter of Transmittal, you read the Circular.

(c) From and after the Effective Time, certificates formerly representing Granite Common Shares will cease to represent Granite Common Shares and will instead be treated as representing the Stapled Units to which the former holders of Granite Common Shares are entitled pursuant to the Arrangement (less any amount, if any, withheld pursuant to the Arrangement), including the right to receive certificates representing such Stapled Units.

(d) The Company, Granite REIT, and Granite GP reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by them.

(e) All questions as to the amount of Granite Common Shares to be accepted, pro-ration, the form of documentation and the validity, term, eligibility (including time of receipt) and acceptance of any deposit of Granite Common Shares will be determined by the Company, Granite REIT and Granite GP, in their sole discretion, which determination shall be final and binding on all parties. No deposit of Granite Common Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Company, Granite REIT and Granite GP, the Depositary or any other Person is or will be under any duty or obligation to give notice of any defect or irregularity in deposits, nor will any of them incur any liability for failure to give any such notice. The interpretation of the terms and conditions by the Company, Granite REIT and Granite GP will be final and binding on all parties.

8. Governing Law

The Arrangement and any contract resulting from the approval of the Arrangement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Each party to a contract resulting from the approval of the Arrangement unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:	Give Name and Taxpayer Identification Number
1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or a disregarded entity	The owner(3)

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporation (or LLC electing corporate status on Form 8832)	The corporation

8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9. Partnership or multi-member LLC treated as a	The partnership

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if
(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand, Courier or Registered Mail

100 University Avenue, 9th Floor

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St. E.

Toronto, ON M5C 3H2

Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com